 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________
Amendment No. 1

SMARTSTOP SELF STORAGE, INC.
(Name of Subject Company)

MACKENZIE REALTY CAPITAL, INC. AND
MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

	Transaction	Amount of
	Valuation*	Filing Fee

	$3,000,600	$348.67
*	For purposes of calculating the filing fee only. Assumes the purchase of 333,400 Units at a purchase price equal to $9.00 per Unit in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,045.80
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Realty Capital, Inc.
Date Filed: April 14, 2015

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO TENDER OFFER

This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MacKenzie Realty Capital, Inc. (collectively the “Purchasers”) to purchase up to 333,400 shares of common stock (the “Shares”) in SmartStop Self Storage, Inc. (the “Corporation”), the subject company, at a purchase price equal to $9.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated April 14, 2015 (the “Offer Date”) and the related Assignment Form.

This Offer is hereby amended to reduce the number of Shares the Purchasers are offering to purchase from 1,000,000 to 333,400.  The 333,400 Shares subject to the Offer constitute 0.58% of the outstanding Shares.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $3,000,600 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.  The Purchasers are reducing the number of Shares they are offering to purchase because, based upon the response by Shareholders in other recent Landmark tender offers made by affiliates of the Purchasers and in this Offer thus far, the Purchasers believe that it is highly unlikely that more than 333,400 Shares will be tendered.  As of the date hereof, no Shares have been tendered.  The Purchasers have reduced the number offered to 333,400 based upon their experience that it is highly improbable that more than 333,400 Shares would be tendered, so pro rating should not be an issue, based upon our experience, and the Purchasers do not wish to continue to commit more funds that necessary for the purchase of Shares.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated April 14, 2015*

(a)(2)	Assignment Form*

(a)(3)	Form of Letter to Shareholders dated April 14, 2015*
(a)(4)	Form of advertisement in Investor’s Business Daily*

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on April 14, 2015.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           April 21, 2015

MacKenzie Realty Capital, Inc.

By: /s/ Chip Patterson
Chip Patterson, Secretary